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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                 SCHEDULE 13E-3
                               (Amendment No. 3)


                        Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                      Rule 13e-3 (ss.240.13e-3 thereunder))

                         THE ARNOLD PALMER GOLF COMPANY
                                (Name of Issuer)
                        THE ARNOLD PALMER GOLF COMPANY
                          APGC HOLDINGS COMPANY, LLC
                            APGC ACQUISITION CORP.
                                JOHN T. LUPTON
           THOMAS CARTTER LUPTON TRUST FBO JOHN T. LUPTON AND ISSUE
                                ARNOLD D. PALMER
                      (Name of Persons Filing Statement)

                          Common Stock, $0.50 Par Value
                         (Title of Class of Securities)

                                  696765 10 06
                      (CUSIP Number of Class of Securities)


                              Hugh F. Sharber, Esq.
                               Miller & Martin LLP
                               832 Georgia Avenue
                                   Suite 1000
                              Chattanooga, TN 37402
                          Telephone No. (423) 756-6600
                             Fax No. (423) 785-8480

        (Name, Address, and Telephone and Fax Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                            ------------------------

This statement is filed in connection with (check the appropriate box):

[X]     a.        The filing of solicitation materials or an information
                  statement subject to Regulation 14A,
                  Regulation 14C, or Rule 13e-3(c) under the Securities Exchange
                  Act of 1934.
[ ]      b.       The filing of a registration statement under the Securities
                  Ace of 1993.
[ ]      c.       A tender offer.
[ ]      d.       None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [ ]


--------------------------------------------------------------------------------


                            Calculation of Filing Fee

Transaction Valuation (1):  $2,795,979.60
Amount of Filing Fee (1):         $559.20

(1) Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 2,329,983 shares of common stock, $0.50 par value (the "Common Stock"), of The Arnold Palmer Golf Company, calculated as follows: 3,927,700 shares of Common Stock issued and outstanding less 1,597,717 shares of Common Stock then owned by APGC Holdings Company, LLC ("Parent") or any affiliate of Parent. The proposed maximum aggregate value of the transaction is $2,795,979.60 calculated as follows: the product of (a) 2,329,963 shares of Common Stock and (b) $1.20. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $559.20
Filing Party:  The Arnold Palmer Golf Company
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Date Filed: June 17, 1999

                                  INTRODUCTION

                  This Rule 13E-3 Transaction Statement is being filed by The Arnold Palmer Golf Company (the "Company"), a Tennessee corporation, APGC Holdings Company, LLC (the "Parent"), a Delaware limited liability company, APGC Acquisition Corp. ("Merger Sub"), a Tennessee corporation, and John T. Lupton, the Thomas Cartter Lupton Trust FBO John T. Lupton and Issue (the "Lupton Trust") and Arnold D. Palmer, affiliates of the Company, in connection with the proposed merger (the "Merger") of Merger Sub with and into the Company, pursuant to an Agreement and Plan of Merger, dated as of June 3, 1999, among the Company, the Parent and the Merger Sub.


                  The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's definitive proxy statement (the "Proxy Statement") simultaneously being filed with the Securities and Exchange Commission (the "SEC") in connection with the Merger, which contains information required to be included in response to items in this Statement. A copy of the Proxy Statement is attached hereto as Exhibit
A. The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each of the Items herein are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Company or its advisors, or actions or events with respect to any of them was provided by the Company, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Parent, Merger Sub or its affiliates, or actions or events with respect to them, was provided by the Parent. Capitalized terms used but not defined in this statement shall have the respective meanings given in the Proxy Statement.


                              CROSS REFERENCE SHEET

ITEM IN SCHEDULE 13E-3                      CAPTION IN PROXY STATEMENT

Item 1(a)                                   Cover Page

Item 1(b)                                   Cover Page; PRICE RANGE OF COMMON
                                            STOCK AND DIVIDENDS; VOTING
                                            SECURITIES AND PRINCIPAL HOLDERS
                                            THEREOF

Item 1(c)                                   PRICE RANGE OF COMMON STOCK AND
                                            DIVIDENDS

Item 1(d)                                   PRICE RANGE OF COMMON STOCK AND
                                            DIVIDENDS

Item 1(e)                                   Not Applicable

Item 1(f)                                   Not Applicable

Item 2(a)-(d), (g)                          THE AGREEMENT - The Parties; CERTAIN
                                            INFORMATION REGARDING THE COMPANY,
                                            PARENT AND MERGER SUB

Item 2 (e)-(f)                              Not Applicable

Item 3(a)(1)                         SPECIAL FACTORS -
                                     Background of the Merger

Item 3(a)(2)-(b)                     SPECIAL FACTORS -
                                     Background of the Merger

Item 4(a)-(b) THE AGREEMENT; SPECIAL FACTORS - Interests of Certain Shareholders and Directors in the Merger

Item 5(a)-(f)                        SPECIAL FACTORS - Plans for the
                                     Company After the Merger

Item 5(g)                            Not Applicable.

Item 6(a)-(b)                        SPECIAL FACTORS - Source
                                     of Funds for the Merger

Item 6(c)-(d)                        Not Applicable

Item 7(a)-(c) SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS - Purpose and Structure of the Merger; SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Board of Directors

Item 7(d) SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS - Purpose and Structure of the Merger; SPECIAL FACTORS - Plans for the Company After the Merger; SPECIAL FACTORS - Interests of Certain Shareholders and Directors in the Merger; SPECIAL FACTORS - Federal Income Tax
                                     Consequences

Item 8(a)-(b)                        SPECIAL FACTORS - Reasons for the
                                     Merger and Recommendation of the
                                     Board of Directors; SPECIAL FACTORS
                                     - Opinion of Financial Advisor;
                                     SPECIAL FACTORS - Position of Parent,
                                     Merger Sub, John T. Lupton, the Lupton
                                     Trust and Arnold D. Palmer as to Fairness of the Merger

Item 8(c) SPECIAL FACTORS - Approval of the Agreement; SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Board of Directors

Item 8(d)-(e) SPECIAL FACTORS - Approval of the Agreement; SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Board of Directors; SPECIAL FACTORS
                                     - Opinion of Financial Advisor

Item 8(f)                            SPECIAL FACTORS -
                                     Background of the Merger

Item 9(a)-(c) SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Board of Directors - SPECIAL FACTORS - Opinion of Financial Advisor

Item 10(a)                           VOTING SECURITIES AND PRINCIPAL
                                     HOLDERS THEREOF

Item 10(b)                           Not Applicable

Item 11                              SUMMARY INFORMATION - Shareholder
                                     Approval; SPECIAL FACTORS -
                                     Interests of Certain Shareholders
                                     and Directors in the Merger

Item 12(a) SPECIAL FACTORS - Position of Parent, Merger Sub, John T. Lupton, the Lupton Trust and Arnold D. Palmer as to Fairness of the Merger; SPECIAL FACTORS - Interests of Certain Shareholders and
                                     Directors in the Merger

Item 12(b) SPECIAL FACTORS - Position of Parent, Merger Sub, John T. Lupton, the Lupton Trust and Arnold D. Palmer as to Fairness of the Merger; SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Board of Directors; SPECIAL FACTORS - Interests of Certain Shareholders and Directors in the Merger

Item 13(a)                           SPECIAL FACTORS - Appraisal Rights
                                     of Dissenting Shareholders
                                        4

Item 13(b)                                  Not Applicable

Item 13(c)                                  Not Applicable

Item 14(a)                                  INDEX TO FINANCIAL INFORMATION

Item 14(b)                                  Not Applicable

Item 15(a)                                  SPECIAL FACTORS - Plans for the
                                            Company After the Merger;
                                            SPECIAL FACTORS - Source of Funds
                                            for the Merger; SOLICITATION
                                            OF PROXIES

Item 15(b)                                  Not Applicable

Item 16 The information set forth in the Proxy Statement is incorporated herein by reference

Item 17(a)                                  Not Applicable

Item 17(b)                                  Opinion of Scott & Stringfellow,
                                            Inc. dated May 27, 1999
                                            (incorporated by reference to
                                            Attachment II to the Proxy Statement
                                            attached hereto as Exhibit A)

Item 17(c) Agreement and Plan of Merger, dated as of June 3, 1999 between the Company, the Parent and the Merger Sub (incorporated by reference to Attachment I to the Proxy Statement attached hereto as Exhibit A)


Item 17(d) Definitive copy of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and form of proxy for Special Meeting of Shareholders (attached hereto as Exhibit A)


Item 17(e) Statement of appraisal rights (Section 48-23-101 et seq. of the Tennessee Business Corporation Act) (incorporated by reference to
                                            Attachment III to the Proxy
                                            Statement attached hereto as Exhibit
                                            A)

Item 17(f)                                  Not Applicable

ITEM 1. ISSUER OF CLASS OF SECURITY TO THE TRANSACTION.

Item 1(a) The information set forth on the Cover Page of the Proxy Statement is incorporated herein by reference.

Item 1(b) The information set forth on the Cover Page; "PRICE RANGE OF COMMON STOCK AND DIVIDENDS"; and "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Proxy Statement is incorporated herein by reference.

Item 1(c) The information set forth in "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

Item 1(d) The information set forth in "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

Item 1(e) Not applicable because neither the Company nor any of the affiliates filing this statement has made an underwritten public offering of securities during the past three years which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

Item 1(f) Not applicable because neither the Company nor any of the affiliates filing this statement has purchased the class of equity securities which is the subject of this transaction since the commencement of the Company's second full fiscal year preceding the date of this schedule.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being jointly filed by the Company (the issuer of the class of equity securities which is the subject of the transaction), Parent, Merger Sub (a wholly-owned subsidiary of Parent) and John T. Lupton, the Lupton Trust and Arnold D. Palmer (affiliates of the Company).

Item 2(a)-(d), (g)                          The information set forth in "THE
                                            AGREEMENT - The Parties" and
                                            "CERTAIN INFORMATION REGARDING THE
                                            COMPANY, PARENT AND MERGER SUB" in
                                            the Proxy Statement is incorporated
                                            herein by reference.

Item 2 (e)-(f)                              None of the Company, Parent,
                                            Merger Sub, John T. Lupton, the
                                            Lupton Trust or Arnold D. Palmer
                                            or, to the best of their
                                            knowledge, no executive officer,
                                            director or controlling person of
                                            the Company, Parent or Merger Sub
                                            (i) has been convicted in a
                                            criminal proceeding (excluding
                                            traffic violations or similar
                                            misdemeanors) or (ii) has been a
                                            party to a civil proceeding of a
                                            judicial or administrative body of
                                            competent jurisdiction and as a
                                            result of such proceeding was or is
                                            subject to a judgment, decree or
                                            final action enjoining further
                                            violations of, or prohibiting
                                            activities subject to, federal or
                                            state securities laws or finding
                                            any violation with respect to such
                                            laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

Item 3(a)(1) The information set forth in "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 3(a)(2)-(b)                            The information set forth in
                                            "SPECIAL FACTORS - Background of the
                                            Merger" in the Proxy Statement is
                                            incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a)-(b) The information set forth in "THE AGREEMENT" and "SPECIAL FACTORS - Interests of Certain Shareholders and Directors in the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

Item 5(a)-(f) The information set forth in "SPECIAL FACTORS - Plans for the Company After the Merger" in the Proxy Statement is incorporated herein by reference.

Item 5(g) Not applicable because the Company is a filer under Section 12(g) of the Act and is not a filer under
                                            Section 15(d) of the Act.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 6(a)-(b) The information set forth in "SPECIAL FACTORS - Source of Funds for the Merger" in the Proxy
                                            Statement is incorporated herein by
                                            reference.


Item 6(c)-(d) Not applicable because none of the funds or other consideration to be used in this transaction is to be borrowed.


ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Item 7(a)-(c) The information set forth in "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS -
                                            Purpose and Structure of the
                                            Merger," and "SPECIAL FACTORS -
                                            Reasons for the Merger and
                                            Recommendation of the Board of
                                            Directors" in the Proxy Statement is
                                            incorporated herein by reference.

Item 7(d) The information set forth in "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Purpose and Structure of the Merger,"
                                            "SPECIAL FACTORS - Plans for the
                                            Company After the Merger," SPECIAL
                                            FACTORS - Interests of Certain
                                            Shareholders and Directors in the
                                            Merger," and "SPECIAL FACTORS -
                                            Federal Income Tax Consequences" in
                                            the Proxy Statement is incorporated
                                            herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.


Item 8(a)-(b) The information set forth in "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Board of Directors," "SPECIAL
                                            FACTORS - Opinion of Financial
                                            Advisor" and "SPECIAL FACTORS -
                                            Position of Parent, Merger Sub,
                                            John T. Lupton, the Lupton Trust and
                                            Arnold D. Palmer as to the Fairness
                                            of the Merger" in the Proxy
                                            Statement is incorporated
                                            herein by reference.

Item 8 (c)                                  The information set forth in
                                            "SPECIAL FACTORS - Approval of the
                                            Agreement" and "SPECIAL FACTORS -
                                            Reasons for the Merger and
                                            Recommendation of the Board of
                                            Directors" in the Proxy Statement is
                                            incorporated herein by reference.


Item 8(d)-(e) The information set forth in "SPECIAL FACTORS - Approval of the Agreement," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Board of Directors" and "SPECIAL FACTORS - Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.


Item 8(f) The information set forth in "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

Item 9(a)-(c) The information set forth in "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Reasons for the Merger and Recommendation of the Board of Directors," and
                                            "SPECIAL FACTORS - Opinion of
                                            Financial Advisor" in the Proxy
                                            Statement is incorporated herein by
                                            reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

Item 10(a) The information set forth in "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Proxy Statement is incorporated herein by reference.

Item 10(b) Not applicable because there has been no transaction in the class of equity securities of the Company which is the subject of this transaction that was effected during the past 60 days by the Company, any of the affiliates filing this statement, or to the best of their knowledge, any executive officer, director or controlling person of the Company or any affiliate.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

Item 11 The information set forth in "SUMMARY INFORMATION - Shareholder Approval" and "SPECIAL FACTORS - Interests of Certain Shareholders and Directors in the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

Item 12(a) The information set forth in "SPECIAL FACTORS - Position of Parent, Merger Sub, John T. Lupton, the Lupton Trust and Arnold D. Palmer as to Fairness of the Merger," and "SPECIAL FACTORS
                                            - Interests of Certain Shareholders
                                            and Directors in the Merger" in the
                                            Proxy Statement is incorporated
                                            herein by reference.

Item 12(b) The information set forth in "SPECIAL FACTORS - Position of Parent, Merger Sub, John T. Lupton, the Lupton Trust and Arnold D. Palmer as to Fairness of the Merger," "SPECIAL FACTORS -
                                            Reasons for the Merger and
                                            Recommendation of the Board of
                                            Directors," and "SPECIAL FACTORS -
                                            Interests of Certain Shareholders
                                            and Directors in the Merger" is
                                            incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

Item 13(a) The information set forth in "SPECIAL FACTORS - Appraisal Rights of Dissenting Shareholders" in the Proxy Statement is incorporated herein by reference.

Item 13(b) Not applicable because no provision has been made by the Company or the affiliates filing this statement in connection with this transaction to allow unaffiliated security holders to obtain access to the corporate files of the Company or the affiliates or to obtain counsel or appraisal services at the expense of the Company or the affiliates.

Item 13(c) Not applicable because this transaction does not involve the exchange of debt securities of the Company or the affiliates filing this statement for the equity securities held by unaffiliated shareholders.

ITEM 14. FINANCIAL INFORMATION.

Item 14(a) The information set forth in "INDEX TO FINANCIAL INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 14(b) Not applicable because the effect of this transaction on the financial statements of the Company is not material.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

Item 15(a) The information set forth in "SPECIAL FACTORS - Plans for the Company after the Merger",
                                            "SPECIAL FACTORS - Source of Funds
                                            for the Merger", and
                                            "SOLICITATION OF PROXIES" in the
                                            Proxy Statement is incorporated
                                            herein by reference.

Item 15(b) Not applicable because no person has been employed, retained or is to be compensated by the Company or any affiliate filing this statement, or by any person on behalf of the persons filing this statement, to make solicitations or recommendations in connection with this transaction.

ITEM 16. ADDITIONAL INFORMATION.

Item 16 The information set forth in the Proxy Statement is incorporated herein by reference

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

Item 17(a) Not applicable because none of the funds or other consideration to be used in this transaction is to be borrowed.

Item 17(b)                                  Opinion of Scott & Stringfellow,
                                            Inc. dated May 27, 1999
                                            (incorporated by reference to
                                            Attachment II to the Proxy Statement
                                            attached hereto as Exhibit A).

Item 17(c) Agreement and Plan of Merger, dated as of June 3, 1999 between the Company, the Parent and the Merger Sub (incorporated by reference to Attachment I to the Proxy Statement attached hereto as Exhibit A).


Item 17(d) Definitive copy of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and form of prosy for Special Meeting of Shareholders (attached hereto as Exhibit A).


Item 17(e) Statement of appraisal rights (Section 48-23-101 et seq. of the Tennessee Business Corporation Act) (incorporated by reference to
                                            Attachment III to the Proxy
                                            Statement attached hereto as Exhibit
                                            A).

Item 17(f) Not applicable because no oral solicitation of or recommendations to security holders are to be made by or on behalf of the persons filing this statement.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         THE ARNOLD PALMER GOLF COMPANY

      August 23, 1999                    By: /s/ Joel W. Richardson, Jr.
 ----------------------                      ----------------------------------
                                         Title: Secretary
                                                -------------------------------



                                         APGC HOLDINGS COMPANY, LLC


      August 23, 1999                    By: /s/ Joel W. Richardson, Jr.
 ----------------------                      ----------------------------------
                                         Title: Secretary
                                                -------------------------------



                                         APGC ACQUISITION CORP.


      August 23, 1999                    By: /s/ Joel W. Richardson, Jr.
 ----------------------                      ----------------------------------
                                         Title: Secretary
                                                -------------------------------



      August 23, 1999                    /s/ John T. Lupton
 ----------------------                  --------------------------------------
                                         John T. Lupton




                                         Thomas Cartter Lupton Trust FRO
                                         John T. Lupton and Issue


    August 23, 1999                      By: /s/ Joel W. Richardson, Jr.
 ---------------------                       ----------------------------------
                                             Joel W. Richardson, Jr.
                                             Trustee



    August 23, 1999                      By: /s/ John T. Lupton
 ---------------------                       ----------------------------------
                                             John T. Lupton
                                             Trustee

    August 23, 1999                      /s/ Arnold D. Palmer
----------------------                   --------------------------------------
                                         Arnold D. Palmer

                                INDEX TO EXHIBITS




EXHIBIT                                  DESCRIPTION
-------                                  -----------

(a)                 Not Applicable.

(b)                 Opinion of Scott & Stringfellow, Inc. dated May 27, 1999
                    (incorporated by reference to Attachment II to the Proxy
                    Statement attached hereto as Exhibit A).

(c) Agreement and Plan of Merger, dated as of June 3, 1999 between the Company, the Parent and the Merger Sub
                    (incorporated by reference to Attachment I to the Proxy
                    Statement attached hereto as Exhibit A).

(d) Definitive copy of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and form of proxy for Special Meeting of Shareholders (attached hereto as Exhibit A).

(e)                 Statement of appraisal rights (Section 48-23-101 et seq.
                    of the Tennessee Business Corporation Act) (incorporated by reference to Attachment III to the Proxy Statement attached hereto as Exhibit A).

(f)                 Not Applicable.